May 20, 2025

Edward Wang
Chief Executive Officer
Lake Superior Acquisition Corp
521 Fifth Avenue 17th Floor
New York, NY 10175

       Re: Lake Superior Acquisition Corp
           Registration Statement on Form S-1
           Filed May 9. 2025
           File No. 333-287114
Dear Edward Wang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 9, 2025
Risk Factors, page 35

1. We note your response to prior comment 4 and reissue in part. Please revise your tax-
       related risk factor disclosure to address the uncertainties and material risks related to rights ownership referenced in the tax section.
Principal Shareholders, page 133

2. We note your response to prior comment 2. Please revise footnote 3, which indicates the sponsor will own 3,648,333 shares following the offering, for consistency with information in the table. Further disclose, by footnote or otherwise, the number of shares that the sponsor will hold following the offering if the overallotment option is exercised, taking into account the non-forfeiture of shares and the additional private placement units to be purchased.
 May 20, 2025
Page 2
3. Your table of beneficial ownership indicates that Edward Cong Wang owns 3,698,333 shares prior to the offering. Please add footnote disclosure to clarify, if true, that these represent 3,498,333 shares held by the sponsor and 50,000 shares transferred from the sponsor and held directly by Mr. Wang. Include analogous disclosure regarding post-
       offering ownership. Additionally revise the following disclosure to refer to Mr. Wang as appropriate: "Our Sponsor will transfer in an aggregate of 185,000 founder shares)
       to each of Raymond J. Gibbs, Manuel C. Menendez III, and Stephen Yas upon the effectiveness of the registration statement of which this prospectus forms a part."
Description of Securities, page 139

4. The second bullet point refers to 3,713,333 Class B shares held by your initial shareholders and their permitted transferees following the offering. However, this appears inconsistent with disclosure elsewhere indicating that 3,833,333 Class B founder shares are currently outstanding, and 500,000 of such shares will be forfeited if the overallotment option is not exercised, leaving 3,648,333 Class B shares held by the sponsor and permitted transferees. Please revise to reconcile; in this regard, we note that the 380,000 Class A shares underlying private placement units are not taken into account.
Legal Matters, page 179

5. We note disclosure that Loeb & Loeb LLP and Forbes Hare LLP are both passing upon the validity of the shares. Please revise to reflect the opinions filed as Exhibits
       5.1 and 5.2.
Financial Statements
General, page F-1

6. Please revise to provide updated interim financial statements in your next amendment.
Signatures, page II-4

7. Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. Refer to the Instructions to Signatures on Form F-1.
Exhibits

8. Please request counsel to revise the legal opinion filed as Exhibit 5.1 to clearly cover the shares that will be issued upon the exercise of rights following completion of the business offering. In addition, please request counsel to revise the penultimate paragraph of the opinion, as this appears to limit reliance. Refer to
Section II.B.3.d of
       Staff Legal Bulletin 19.
9.     Please resubmit Exhibit 10.1 in a format that is text-searchable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 20, 2025
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Giovanni Caruso